UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                         Seaman Furniture Company, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                     ---------------------------------------
                         (Title of Class of Securities)


                                        812163103
                     ---------------------------------------
                                  (CUSIP Number)


                 Fred M. Stone, Esq., M.D. Sass Associates, Inc.
                 1185 Avenue of the Americas, New York, NY 10036
                     ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               August 13, 1997
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  812163103                                         Page 2 of 19 Pages

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Re/Enterprise Partners, L.P.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               1,360,865 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               1,360,865 (1)

WITH 10   SHARED DISPOSITIVE POWER
          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,360,865 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.99%

14   TYPE OF REPORTING PERSON *
     PN

(1) Voting and dispositive power is exercised through its managing general partner, M.D. Sass Associates, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Associates, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               1,360,865 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               1,360,865 (1)

WITH 10   SHARED DISPOSITIVE POWER
          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,360,865 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.99%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as managing general partner of M.D. Sass Re/Enterprise Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Parallax Partners, L.P.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               34,916 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               34,916 (1)

WITH      10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,916 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.77%

14   TYPE OF REPORTING PERSON *
     PN

 (1) Voting and dispositive power is exercised through its sole general partner, M.D. Sass GPU Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass GPU Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               34,916 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               34,916 (1)
WITH 10   SHARED DISPOSITIVE POWER
          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,916 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.77%
14   TYPE OF REPORTING PERSON *
     CO

 (1) Voting and dispositive power is exercised solely in its capacity as sole general partner of M.D. Sass Parallax Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Associates, Inc. Employees Profit Sharing Plan
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF 7    SOLE VOTING POWER
               23,075
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               23,075

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,075

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.51%

14   TYPE OF REPORTING PERSON *
     EP

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Re/Enterprise International, Ltd.
Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola,
British Virgin Islands

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

NUMBER OF 7    SOLE VOTING POWER
               157,231 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               157,231 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,231 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.47%
14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised through its investment advisor, M.D. Sass Management, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Management, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               157,231 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               157,231 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,231 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.47%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as investment manager of M.D. Sass Re/Enterprise International, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
J.B. Rubin & Co. Defined Contribution Plan
M.D. Sass Associates, Inc., 1185 Avenue of the Americas, New York, New York
10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF 7    SOLE VOTING POWER
               1,450 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               1,450 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,450 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%

14   TYPE OF REPORTING PERSON *
     00

 (1) Voting and dispositive power is exercised through its trustee, James B. Rubin.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Corporate Renaissance Group, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               148,824 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               148,824 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     148,824 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.28%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised through its investment manager, M.D. Sass Investors Services, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Investors Services, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               148,824 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               148,824 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     148,824 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.28%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as investment adviser to Corporate Renaissance Group, Inc.

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


Item 1.   Security and Issuer.

      This Amendment No. 6 amends and supplements the Schedule 13D filed on 13 April 1993 (the "Schedule 13D Report") by T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership ("Recovery Fund"), T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ("Recovery Associates"), M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise"), M.D. Sass Associates, Inc., a Delaware corporation ("Associates"), M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax"), M.D. Sass GPU Inc., a Delaware corporation ("GPU"), and M.D. Sass Associates, Inc. Employees Profit Sharing Plan, a trust ("SAEPS") as the Reporting Persons named therein relating to the Common Stock, par value $.01 per share ("Common Stock") of Seaman Furniture Company, Inc. (the "Issuer"), and Amendment No. 1 to
Schedule 13D filed on March 14, 1994 by Re/Enterprise, Associates, Parallax, GPU, SAEPS, M.D. Sass Re/Enterprise International, Ltd., a British Virgin Islands Corporation ("International"), M.D. Sass Management, Inc., a Delaware corporation ("Management"), and the J.B. Rubin & Co. Defined Contribution Plan, a trust (the "Rubin Plan"), Amendment No. 2 to Schedule 13D filed on January 12, 1996 by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, M.D. Sass Investors Services, Inc., a Delaware corporation ("Investors"), Corporate Renaissance Group, Inc. ("CREN") and the Rubin Plan, Amendment No. 3 to Schedule 13D filed on April 17, 1996 by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan, and Amendment No. 4 to Schedule 13D filed on October 3, 1996, by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan, and Amendment No. 5 to Schedule 13D filed on July 15, 1997, by Re/Enterprise, Associates, Parallax, GPU, SAEPS, International, Management, Investors, CREN and the Rubin Plan. Capitalized terms used herein without specific definition have the respective meanings given them in the Schedule 13D Report.

Item 4.   Purpose of Transaction.

      Item 4 of the Schedule 13D Report and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 is hereby restated in its entirety to read as follows:

      The Reporting Persons, together with T. Rowe Price Associates Inc. and affiliated entities, Carl Marks Management Company, L.P. and affiliated entities (collectively, the "Participating Funds"), and members of senior management of the Company including Alan Rosenberg, Steven Halper and Peter McGeough (the "Participating Executives"), presented a proposal to the Company's Board of Directors on July 8, 1997 to acquire, through a merger transaction, the approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons for $24.00 per share. The proposal was subject to certain conditions, including, among other things, approval by a special committee of the Company's board of directors, obtaining acceptable financing and the negotiation of a mutually acceptable merger agreement.

     The Reporting Persons together with the Participating Funds have formed SFC Merger Company, a Delaware corporation ("Newco"), solely for the purpose of acquiring approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons (the "Public Stock"), and have caused Newco, as its sole stockholders, to enter into a definitive merger agreement on August 13, 1997, to purchase, through a one-step merger transaction, the Public Stock for $25.05 per share. Consummation of the transaction is subject to certain conditions, including among other things, obtaining acceptable financing.

Item 5.   Interest in Securities of the Issuer

      Item 5 of the Schedule 13D Report, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 has not been amended and is hereby restated to read in its entirety as follows:

     (a) Re/Enterprise, Parallax, SAEPS, International, the Rubin Plan and CREN held directly and of record 1,360,865 shares, 34,916 shares, 23,075 shares, 157,231 shares, 1,450 shares and 148,824 shares, respectively, of Common Stock, representing approximately 29.99%, 0.77%, 0.51%, 3.47%, 0.03% and 3.28%, respectively, of the Issuer's outstanding Common Stock as of July 8, 1997.

      Such determinations are based on representations of the Issuer that 4,537,041 shares of Common Stock were issued and outstanding as of September 9, 1996.

      Of the aggregate amount held by Re/Enterprise, Associates, as the general partner of Re/Enterprise, may be deemed to own beneficially the 1,360,865 shares of Common Stock held by Re/Enterprise.

     Of the aggregate amount held by Parallax, GPU., as the sole general partner of Parallax, may be deemed to own beneficially the 34,916 shares of Common Stock held by Parallax.

      Of the aggregate amount held by International, Management, as the investment manager of International, may be deemed to own beneficially the 157,231 shares of Common Stock held by International.

      Of the aggregate amount held by the Rubin Plan, James B. Rubin, as the trustee of the Rubin Plan, may be deemed to own beneficially the 1,450 shares of Common Stock held by the Rubin Plan.

      Of the aggregate amount held by CREN, Investors, as the investment manager of CREN, may be deemed to own beneficially the 148,824 shares of Common Stock held by CREN.

      The Reporting Persons do not beneficially own any other shares of Common Stock.

      By reason of the Merger Agreement, the Reporting Persons may be deemed to be a "group", within the meaning of Rule 13d-5 under the Exchange Act, with the Participating Funds and the Participating Executives and therefore to share beneficial ownership, within the meaning of Rule 13d-1 under the Exchange Act, of the shares of Common Stock beneficially owned by such persons. To the knowledge of the Reporting Persons, based upon Schedule 13D or 13G filings (with respect to the Participating Funds) and information furnished by the Company (with respect to the Participating Executives), on the date hereof such persons beneficially owned the amounts of common stock respectively indicated below:

     Party (ies)                                  No. of Shares
T. Rowe Price Associates, Inc.
    And Affiliates                                967,900 Shares

Carl Marks Management Company, L.P.
   And Affiliates                                      938,050 Shares

Participating Executives
(including shares subject to stock options)            705,752 Shares

      (b) (i) Re/Enterprise has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, Associates. Accordingly, Associates may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held Re/Enterprise.

           (ii) Parallax has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, GPU. Accordingly, GPU may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held Parallax.

          (iii) SAEPS has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its Board of Trustees.

           (iv) International has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its investment manager, Management. Accordingly, Management may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held by International.

           (v) The Rubin Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its trustee, James B. Rubin. Accordingly, James B. Rubin may be deemed to share in the power to vote or direct the vote and power to dispose or direct the disposition of all of the shares of Common Stock held by the Rubin Plan.

          (vi) CREN has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its investment manager, Investors. Accordingly, Investors may be deemed to share in the power to vote and power to dispose or direct the disposition of all of the shares of Common Stock held by CREN.

           (vii) Pursuant to Section 240.13d-4, Mr. Rubin, Associates, GPU, Management and Investors, on behalf of themselves and their affiliates, disclaim beneficial ownership of the Common Stock held or managed for the accounts of others, and the filing of this Schedule 13D by, or the naming of such persons, shall not be construed as an admission that any such person or entity is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of any such securities of the Issuer.

     (c) By reason of the Merger Agreement, the Reporting Persons may be deemed to have acquired shared beneficial ownership of the shares of Common Stock owned by the Participating Funds and the Participating Executives on or about July 8, 1997. Except as aforesaid, there were no transactions in the Common Stock by any of the reporting persons during the past sixty (60) days.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

      Item 6 of the Schedule 13D Report and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 is hereby amended to read as follows:

      Pursuant to a letter agreement, certain of the Reporting Persons, together with the Participating Funds and the Participating Executives, have retained Wheat First Securities, Inc. as financial advisor in connection with the merger transaction described in Item 4.

     The response to Item 4 is incorporated herein by this reference.

      The Reporting Persons together with the Participating Funds, as the sole stockholders of Newco, have caused Newco to enter into a definitive merger agreement with the Company in connection with the transaction described in Item 4.

     The merger contained in Item 4 is qualified in its entirety by reference to the Agreement and Plan of Merger by and between the Company and SFC Merger Company, dated August 13, 1997, a copy of which is filed as Exhibit 2.1 to the Form 8-K filed by the Company on August 14, 1997, and incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits

     Exhibit A -    Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated August 14, 1997.

M.D. SASS RE/ENTERPRISE INTERNATIONAL, LTD.
By:  M.D. Sass Management, Inc.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS RE/ENTERPRISE PARTNERS, L.P.
By:  M.D. Sass Associates, Inc.,
   its General Partner

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS PARALLAX PARTNERS, L.P.
By:  M.D. Sass GPU Inc., its General Partner

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter, Treasurer


M.D. SASS ASSOCIATES, INC.
EMPLOYEES PROFIT SHARING PLAN

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Trustee


M.D. SASS MANAGEMENT, INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS ASSOCIATES, INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS GPU INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter, Treasurer


M.D. SASS INVESTORS SERVICES, INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


CORPORATE RENAISSANCE GROUP INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Treasurer


J. B. RUBIN & CO. DEFINED CONTRIBUTION PLAN

By:    /s/ James B. Rubin
     ---------------------------------------
     James B. Rubin
     Trustee